Amedica Corporation

1885 West 2100 South

Salt Lake City, Utah 84119

June 30, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:     Caleb French

Re: Amedica Corporation (the “Company”)

Registration Statement on Form S-1

File No. 333-211520

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement on Form S-1 (File No. 333-211520), as amended (the “Registration Statement”), be accelerated so that it will be declared effective at 5:00 p.m., Washington, D.C. time on July 1, 2016, or as soon thereafter as is practicable. Once the Registration Statement has been declared effective, please confirm orally that event with our counsel, Dorsey & Whitney LLP, by calling David Marx at (801) 933-7363.

The Company hereby acknowledges that:

●	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert comments of the Commission or the staff and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Amedica Corporation

By:	/s/ Ty Lombardi
Name:	Ty Lombardi
Title:	Chief Financial Officer